                          Venture Catalyst Incorporated
                        591 Camino de la Reina, Suite 418
                               San Diego, CA 92108
                                 (858) 385-1000
                                  www.vcat.com




March 19, 2002



VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Kara A. Sandler


Re:      Venture Catalyst Incorporated
         Form S-3
         Filed November 2, 2000
         File Number 333-49190
         ---------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Venture Catalyst Incorporated (the "Company") hereby applies for the withdrawal of its previously filed Registration Statement on Form S-3 (File No. 333-49190) (the "Registration Statement") relating to its common stock.

     In light the Company's current financial condition and current market conditions, the Company has determined not to proceed with the registration of securities covered by the Registration Statement. The Company hereby confirms that no securities have been sold pursuant to the Registration Statement, and all activity regarding the proposed sale of securities pursuant to the Registration Statement has been discontinued. It requests that the Securities and Exchange Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.


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Securities and Exchange Commission
March 19, 2002
Page 2




     The Company also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company's account.

                                Sincerely,


                                VENTURE CATALYST INCORPORATED



                            By:  /s/ KEVIN MCINTOSH
                                ------------------------------------------------
                                Kevin McIntosh
                                Senior Vice President,
                                Chief Financial Officer, Secretary and Treasurer


cc: John F. Della Grotta, Esq.